Boqii Holding Limited

November 22, 2022

VIA EDGAR

Rucha Pandit

Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Boqii Holding Limited (CIK No. 0001815021)

Registration Statement on Form F-3 (File No: 333-267919)

Dear Ms. Pandit and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Boqii Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Form F-3”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time on November 23, 2022 or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the proposed public offering of securities pursuant to the Form F-3.

Thank you for your assistance in this matter.

Very truly yours,

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Director, co-Chief Executive Officer and Chief Financial Officer